Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 10, 2013

VIA EDGAR

Jacqueline Kaufman
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JH Designs, Inc. (the “Company”) Post-effective Amendment No. 2 to Registration Statement on Form S-1 Filed July 10, 2013 File No. 333-174196

Dear Ms. Kaufman:

Pursuant to the staff’s oral comments of July 8, 2013, we respectfully submit this letter on behalf of our client, the Company.

Post-effective Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on or July 10, 2013.

In response to the staff’s oral comments, the Company confirms that it neither offered nor sold any shares of common stock from the prospectus, part of the referenced Form S-1, while such prospectus was not effective.  Additionally, the Company has included a risk factor regarding the non-effectiveness of its internal controls and procedures on page 10 of the Post-effective Amendment No. 2 to the Form S-1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo